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19010203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51285

SEC Mail Processing
MAR 15 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Forest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave. (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gustavo Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Forest Securities LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/13/19

ANA M TORRES
State of Florida-Notary Public
Commission # GG 191868
My Commission Expires
March 12, 2022

Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Index
December 31, 2018

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Forest Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lake Forest Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lake Forest Securities, LLC's management. Our responsibility is to express an opinion on Lake Forest Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lake Forest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Lake Forest Securities, LLC has not generated significant revenues to maintain its operations and thus is dependent upon AdCap Holdings, LLC to make capital contributions from time to time to provide support for its operations. Lake Forest Securities, LLC's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for Lake Forest Securities, LLC to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Morrison, Brown, Argiz & Farra

We have served as Lake Forest Securities, LLC's auditor since 2014.

Miami, Florida
March 13, 2019

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	198,314
Deposits with clearing organizations		305,000
Receivables from clearing organizations		228,552
Prepaid expenses		19,899
Furniture and equipment, net		2,015
Due from affiliates		11,619
Other assets		5,310
TOTAL ASSETS	**$**	**770,709**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	117,325
Commissions payable		72,429
Due to affiliates		1,732
Subordinated loan interest payable		37,323
Liabilities subordinated to claims of general creditors		300,000
TOTAL LIABILITIES		528,809
COMMITMENTS AND CONTINGENCIES (NOTES 3 and 10)		
MEMBER'S EQUITY		241,900
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**770,709**

The accompanying notes are an integral part of these financial statements.